

April 4, 2024

James Walker
Chief Executive Officer
Nano Nuclear Energy Inc.
1411 Broadway, 38th Floor
New York, NY 10018

> **Re: Nano Nuclear Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed March 19, 2024**
> **File No. 333-278076**

Dear James Walker:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note disclosure here and elsewhere that you expect to receive an exclusive license for a high capacity HALEU fuel transportation basket design in the first quarter of 2024. Given that the first quarter of 2024 has passed, please update these disclosures. If such licensing agreement has been received, please revise to disclose all material terms in the prospectus and file the agreement as an exhibit to the registration statement, or tell us why you believe it is not required to be filed.

Capitalization, page 33

2. We note your disclosure regarding the issuance and sale of 822,146 shares of your
    common stock at a price of $3.00 per share. As it appears that you had received some
    proceeds associated with this transaction in the form of stock subscriptions prior to
    December 31, 2023, please expand your disclosure to clarify the extent to which the
    effects of this transaction are shown in the actual, pro forma, and pro forma as adjusted
    columns.

3. Please revise as necessary to reconcile your disclosure indicating the number of common
    shares that will be outstanding upon completion of the offering is 26,007,015 shares, with
    the corresponding disclosure on page 8, indicating there will be 29,007,015 shares of
    common stock outstanding at that point in time.

4. Please expand your description of the pro forma as adjusted amounts to quantify the
    underwriting discounts and estimated offering expenses that are reflected in your
    adjustment, also to include your rationale for the apparent reclassification of the
    mezzanine equity shares and balances.

Dilution, page 34

5. We note that you appear to have included prepaid expenses in your computations of the
    historical and pro forma historical net tangible book values and that you do not provide
    details sufficient to understand how you have calculated the corresponding per share
    amounts. Please revise these calculations as necessary to exclude non-tangible assets and
    to clarify how the shares being utilized reconcile to those reported on page F-4.

Business
Description of Properties, page 58

6. We note you disclose that you lease office space from Flewber Global, Inc., a related
    party, for $10,000 a month. However, Exhibit 10.12 indicates that such office space is
    leased for $5,000 per month. Please advise or revise.

Executive and Director Compensation
Summary Compensation Table, page 72

7. Please revise to disclose the compensation items tabulated in the "All Other
    Compensation" column. See Item 402(n)(2)(ix) of Regulation S-K.

Financial Statements, page F-1

8. Please address the labeling inconsistency regarding the company name on page F-3.

Exhibits

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page II-3

9. Please obtain and file an updated consent from the auditor that does not include the Additional Guidance and Practice Points.

General

10. We note your filing fee table included as Exhibit 107 reflects that you are relying on Rule 457(o). Please revise the "Proposed Maximum Aggregate Offering Price" column to reflect the maximum offering price that you disclose in the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph Klinko at 202-551-3824 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lawrence A. Rosenbloom, Esq.